UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BBH HOLDRSSM Trust
(Name of Subject Company (Issuer))

Market Vectors ETF Trust
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Depositary Trust Receipts
(Title of Class of Securities)

09067D201
(CUSIP Number of Class of Securities)

Joseph J. McBrien, Esq.
Senior Vice President and General Counsel
Van Eck Associates Corporation
335 Madison Avenue, 19th Floor
(212) 293-2000
New York, New York 10017
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Stuart M. Strauss, Esq.
Adam M. Fox, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$243,581,602	$28,279.82

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (x) 2,465,900 (the number of depositary trust receipts issued by the subject company (“HOLDRS”) outstanding as of September 26, 2011) and (y) $98.78 (the per HOLDRS market price as of September 26, 2011).

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.0001161.

☐       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None

Filing Party: N/A

Form of Registration No.: N/A

Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

          This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements hereto, constitute this “Schedule TO”) is filed by Market Vectors ETF Trust, a Delaware statutory trust, on behalf of one of its series, Market Vectors Biotech ETF (the “BBH ETF”). This Schedule TO relates to the offer by the BBH ETF to exchange all of the outstanding depositary trust receipts (“HOLDRS”) issued by BBH HOLDRSSM Trust (“BBH HOLDRS Trust”) and held by a holder of HOLDRS (“BBH HOLDRS Investor”) for shares of beneficial interest (“shares”) of the BBH ETF with an initial net asset value equal to the deemed value of HOLDRS tendered for exchange in the offer by such BBH HOLDRS Investor, upon the terms and subject to the conditions set forth in the Offer to Exchange dated ____________, 2011 and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments and supplements thereto, constitute the “Offer”).

Item 1.	Summary Term Sheet.

          The information set forth in the section of the Offer to Exchange entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

          (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is BBH HOLDRSSM Trust. BBH HOLDRS Trust’s principal executive offices are located at One Bryant Park, New York, New York 10036. BBH HOLDRS Trust’s telephone number at such address is (212) 449-1000.

          (b) This Schedule TO relates to the outstanding HOLDRS issued by BBH HOLDRS Trust. As of the close of business on September 26, 2011, there were 2,465,900 outstanding HOLDRS issued by BBH HOLDRS Trust.

          (c) The information set forth in the section in the Offer to Exchange entitled “Price Range of HOLDRS; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

          This Schedule TO is filed by Market Vectors ETF Trust, on behalf of its series, the BBH ETF. The information set forth in the section of the Offer to Exchange entitled “Certain Information Concerning the BBH ETF and its Adviser” and in Schedule I is incorporated herein by reference.

Item 4.	Terms of the Transaction.

          The information set forth in the section of the Offer to Exchange entitled “Terms of the Offer” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

          The information set forth in the sections of the Offer to Exchange entitled “Summary Term Sheet,” “Certain Information Concerning the BBH ETF and its Adviser,” “Background of the Offer; Past Contacts or Negotiations with BBH HOLDRS Trust” and “Purpose of the Offer; Plans for BBH HOLDRS Trust; Appraisal Rights” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

          The information set forth in the sections of the Offer to Exchange entitled “Summary Term Sheet,” “Price Range of HOLDRS; Dividends,” “Certain Effects of the Offer” and “Purpose of the Offer; Plans for BBH HOLDRS Trust; Appraisal Rights” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

          The information set forth in the sections of the Offer to Exchange entitled “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

          The information set forth in the sections of the Offer to Exchange entitled “Summary Term Sheet” and “Certain Information Concerning the BBH ETF and its Adviser” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

          The information set forth in the section of the Offer to Exchange entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

          Not applicable.

Item 11.	Additional Information.

          (a)(1) The information set forth in the sections of the Offer to Exchange entitled “Certain Information Concerning the BBH ETF and its Adviser,” “Background of the Offer; Past Contacts or Negotiations with BBH HOLDRS Trust” and “Purpose of the Offer; Plans for BBH HOLDRS Trust; Appraisal Rights” is incorporated herein by reference.

          (a)(2) The information set forth in the sections of the Offer to Exchange entitled “Purpose of the Offer; Plans for BBH HOLDRS Trust; Appraisal Rights” and “Certain Conditions of the Offer” is incorporated herein by reference.

          (a)(3) The information set forth in the section of the Offer to Exchange entitled “Certain Conditions of the Offer” is incorporated herein by reference.

          (a)(4) The information set forth in the section of the Offer to Exchange entitled “Certain Effects of the Offer” is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Exchange dated _____________, 2011.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(4)	Preliminary Prospectus dated September 29, 2011.*

(g)	Transition Management Agreement.

*	Included in mailing to BBH HOLDRS Investors.

Item 13.	Information required by Schedule 13E-3.

          Not applicable.

SIGNATURE

          After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

MARKET VECTORS ETF TRUST

By:	/s/ Jan F. van Eck

Name:	Jan F. van Eck
Title:	President and Chief Executive Officer

Date: September 29, 2011

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Exchange dated ______________, 2011.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(4)	Preliminary Prospectus dated September 29, 2011.*

(g)	Transition Management Agreement.

*	Included in mailing to BBH HOLDRS Investors.